

April 24, 2018

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand Street
Apartment 3G
New York, New York 10002

> **Re: Zev Ventures, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 28, 2018**
> **File No. 333-205271**

Dear Mr. Turetsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 9A. Controls and Procedures, page 7

1. Please amend your filing to provide management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure